UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year end December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                      to

Commission File Number 000-25165

A.	Full title of the plan and the address of the plan, if different from that of the issue named below:

The Bank of Greene County Employees’ Savings and Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greene County Bancorp, Inc.
302 Main Street
Catskill, New York 12414-1317

THE BANK OF GREENE COUNTY EMPLOYEES’
SAVINGS & PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

* Note:  All other schedules are omitted as they are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of
The Bank of Greene County Employees’
Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust’s financial statements. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Syracuse, New York
June 23, 2017

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF
 DECEMBER 31, 2016 AND 2015

	2016	2015

ASSETS
Cash	$20,324	$4,926

Investments, at fair value	11,598,855	9,321,521

Notes receivable from participants	293,055	388,546

Other receivable	12,829	-

TOTAL ASSETS	$11,925,063	$9,714,993

LIABILITIES
Other liabilities	21,792	5,957

TOTAL LIABILITIES	21,792	5,957

NET ASSETS AVAILABLE FOR BENEFITS	$11,903,271	$9,709,036

The accompanying notes are an integral part of these financial statements.

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED
DECEMBER 31, 2016 AND 2015

	2016	2015

ADDITIONS TO NET ASSETS
Investment income:
Interest and dividend income	$195,080	$214,941
Interest income, notes receivable from participants	13,905	14,877
Net appreciation (depreciation) in fair value of investments	1,437,467	(7,032)
Net investment income	1,646,452	222,786

Contributions:
Participant	479,507	421,089
Employer	252,683	233,114
Rollover	55,742	58,183

Total contributions	787,932	712,386

TOTAL ADDITIONS	2,434,384	935,172

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	218,775	712,688
Administrative expenses	21,374	54,600

TOTAL DEDUCTIONS	240,149	767,288

Net increase in net assets	2,194,235	167,884

Net assets available for benefits, beginning	9,709,036	9,541,152

NET ASSETS AVAILABLE FOR BENEFITS, ENDING	$11,903,271	$9,709,036

The accompanying notes are an integral part of these financial statements.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust
Notes to Financial Statements
At and for the Years ended December 31, 2016 and 2015

NOTE A – DESCRIPTION OF PLAN

The following brief description of The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering eligible employees of The Bank of Greene County (the Company or the Sponsor).  Employees who complete three months of service and perform a minimum of 250 hours of service are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions
Each year participants may contribute up to 50% of pretax annual compensation, as defined in the Plan, up to the maximum allowable under the Internal Revenue Code (IRC). Participants who are age 50 or older may elect to defer additional amounts called “catch-up” contributions.  Rollover and transfer contributions from another qualified retirement plan or special individual retirement plan are permitted.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Matching contributions made by the Sponsor to the Plan are calculated as 100% of the first 3% of the participant’s pretax contribution plus 50% of pretax contributions up to the next 3% of compensation, as defined in the Plan.  Contributions are subject to certain limitations.

Participant Accounts and Investment Options
Participants direct the investment of their contributions into various options offered by the Plan.  Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contributions, and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants may direct the investment of their account balances into various investment options offered by the Plan.  Currently, the Plan offers twenty mutual funds, money market funds, self-directed brokerage accounts, and the Sponsor’s stock as investment options for participants.  Participants may change their investment options to prospectively increase or decrease the amount of their elective deferrals at such times established by the Plan administrator in a uniform and nondiscriminatory manner.

Vesting
Participants are immediately vested in their contributions plus actual earnings (losses) thereon.  Vesting in the Company’s contribution portion of their accounts is based on continuous service.  Safe harbor matching contributions made to the Plan are 100% vested upon the completion of two years of employment.  Non-safe harbor matching contributions are 100% vested upon the completion of six years of continuous employment.

Payment of Benefits
Benefit payments to participants are recorded upon distribution.  Upon termination of service, disability, death or retirement, participants will receive an amount equal to the value of their accounts in a single lump-sum payment, or in partial payments or systematic installment payments.

Administrative Expenses
The Plan permits the payment of Plan expenses to be made from the Plan’s assets.  These expenses are allocated proportionately based on the value of the account balances of each participant in the Plan.  Administrative expenses may also be made from forfeitures by non-vested participants.

Notes receivable from participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Note terms range from 1-5 years; longer terms are available if used for the purchase of a primary residence.  The notes are collateralized by the balance in the participant’s account and bear interest at prime rate plus 1%.  Processing fees for new notes and annual maintenance fees on outstanding notes are charged to the participant’s account. The interest rate was between 4.25% and 4.50% on loans outstanding for the years ended December 31, 2016 and 2015.  Principal and interest is paid ratably through biweekly payroll deductions.

Forfeitures
Forfeitures by non-vested participants are generally used to reduce administrative fees. Forfeited balances at December 31, 2016 were $29,150 and at December 31, 2015 were $7,084.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Cash
The Plan maintains cash balances in money market funds.  Such balances are not insured.

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note E for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees
Net investment returns reflect certain fees paid by the various investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Accounting Guidance Adopted in 2016
In May 2015, the FASB issued ASU No. 2015-07, Disclosures for Investments In Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by ASC 820. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. The Plan adopted ASU 2015-07 as of December 31, 2016 and has applied the provisions retrospectively.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Part I. Fully Benefit-Responsive Investment Contracts, Part II. Plan Investment Disclosures, Part III. Measurement Date Practical Expedient (“ASU 2015-12”). Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015. The amendments in Parts I and II should be applied retrospectively for all financial statements presented. The amendments in Part III should be applied prospectively. The Plan adopted ASU 2015-12 Parts I and II as of December 31, 2016 and has applied the provisions retrospectively. ASU 2015-12 Part III is not applicable to the Plan.

NOTE C – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon termination of the Plan, all amounts credited to the accounts of the participants shall vest and become non-forfeitable and the employer shall direct the trustee to make or commence distribution to, or on behalf of, each participant the value of his or her account balance in the Plan.

NOTE D – PARTY-IN-INTEREST TRANSACTIONS

Plan investments were managed by the trustee of the Plan, Reliance Trust Company, for the 2016 and 2015 plan years.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  Notes receivable from participants totaling $293,055 and $388,546 at December 31, 2016 and 2015, respectively also qualify as party-in-interest transactions and are secured by balances in the respective participant accounts.

In 2016 and 2015, the Plan provided participants the election of an investment in Greene County Bancorp, Inc.’s common stock through a unitized company stock fund.   As of December 31, 2016, the Plan held 23,217 units of Greene County Bancorp, Inc.’s common stock fund at a per-unit price of $138.86.  As of December 31, 2015, the Plan held 20,844 units of Greene County Bancorp, Inc.’s common stock fund at a per-unit price of $97.19.  Assets held in this fund are expressed in terms of units and not shares of stock.  Each unit represents a proportionate interest in all of the assets of this fund.

The value of Greene County Bancorp, Inc.’s common stock held within each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value.  The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of the Greene County Bancorp, Inc.’s common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund.  As of December 31, 2016, the unitized company stock fund consisted of Greene County Bancorp, Inc.’s common stock at a market value of $3,020,029 and a money market fund at a market value of $192,485.  As of December 31, 2015, the unitized company stock fund consisted of Greene County Bancorp, Inc.’s common stock at a market value of $1,952,049 and a money market fund at a market value of $74,528.  A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.  As of December 31, 2016, the Plan held 131,879 shares of Greene County Bancorp, Inc. common stock in the unitized common stock fund with a market value of $3,020,029 at a price per share of $22.90.  As of December 31, 2015, the Plan held 122,194 shares of Greene County Bancorp, Inc. common stock in the unitized common stock fund with a market value of $1,952,049 at a price per share of $15.97.

NOTE E – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodology used for investments measured at fair value.  There have been no changes in the methodologies used during the years ended December 31, 2016 and 2015.

Level 1 Fair Value Measurements

The fair value of mutual funds, employer stock and self-directed brokerage accounts is valued based on quoted market prices.  Money market funds are valued based on quoted net asset values of the shares held by the Plan at year end.

The Plan held mutual funds at December 31, 2016 and 2015 as described below.

The objective of the Dodge & Cox Income Fund is to seek high and stable rate of current income, consistent with long-term preservation of capital.  A secondary objective is to take advantage of opportunities to realize capital appreciation.  The Fund invests in a diversified portfolio of high-quality bonds and other debt securities.

The objective of the Vanguard Inflation Protected Secs Fund (Adm) is to seek to provide inflation protection and income consistent with investment in inflation-indexed securities.  The Fund invests primarily in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations.

The objective of the Vanguard Small Cap Index Fund (Adm) is to track the performance of the CRSP US Small Cap Index, a broadly diversified index of stocks of smaller U.S. companies.  The Fund invests all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the index.

The objective of the Vanguard Mid Cap Index Fund (Adm) is to track the performance of the CRSP US Mid Cap Index, a broadly diversified index of stocks of mid-size U.S. companies.  The Fund invests all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the index.

The objective of the Massachusetts Investors Trust (R5) is to seek capital appreciation.  The Fund normally invests primarily in equity securities of companies of any size, focusing on large-cap companies.  The Fund may invest in growth companies, value companies, or in a combination of growth and value companies.  The Fund may invest in foreign securities.

The objective of the LSV Value Equity Fund (I) is to seek long-term growth of capital. The Fund invests primarily in equity securities of companies believed to be undervalued in the marketplace at the time of purchase and have potential for near-term appreciation.  Although the Fund may invest in securities of companies of any size, the Fund generally invests in companies with market capitalizations of $1 billion or more.

The objective of the T. Rowe Price Blue Chip Growth Fund is to provide long-term capital growth.  Income is a secondary objective.  The Fund normally invests in the common stocks of large- and medium-sized blue chip companies that are well established in their industries and have the potential for above-average earnings growth.

The objective of the American Funds EuroPacific Growth Fund (R6) is long-term growth of capital.  The Fund normally invests primarily in common stocks of issuers in Europe and the Pacific Basin believed to have the potential for growth.  A portion of assets may be invested in common stocks and other securities of companies in emerging markets.

The objective of the Oppenheimer Global Fund (I) is capital appreciation.  The Fund invests in the common stock of growth companies that are domiciled or have their primary operations outside of the U.S. It may invest 100% of its assets in securities of foreign companies.  The Fund may invest in emerging markets as well as in developing markets throughout the world.

The objective of the Vanguard Target Retirement Date Funds (2015 thru 2060) is to provide capital appreciation and current income consistent with its current asset allocation.  The Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce within a few years of the target date of the Fund.  The Fund’s asset allocation will become more conservative over time. These funds share the common goal of capital appreciation in the years leading up to retirement and then a mix of income and capital preservation in the years following retirement.

The objective of the Vanguard Target Retirement Income Fund (Inv) is to provide current income and some capital appreciation.  The Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.

Net Asset Value (NAV) as Fair Value

Common collective trust funds are comprised of units in such collective trust funds that are not publicly traded.  The underlying assets in these funds (common stock, preferred stock, collective investment funds, U.S. Government and Agency Obligations, debt instruments, insurance investment contracts, global wrap synthetic investment contracts, securities lending funds, repurchase agreements, futures contracts, and foreign currency contracts) are valued where applicable on exchanges and price quotes for the assets held by these funds are readily available.  When current market prices or quotations are not available, valuations are determined using valuation models adopted by the Trustee or other inputs principally from or corroborated by observable market data.  Common collective trust funds are valued at their net asset value (NAV) on the last day of the calendar year of the period; as a result, these investments are not classified within the fair value hierarchy.

Investments in common/collective trust funds are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common/collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund at year end.  The Plan held collective trust funds at December 31, 2016 and 2015 as described below.

The objective of the Metlife Stable Value Fund – Series 25053 Class 0, common/collective trust fund is to provide safety and preservation of principal and accumulated interest for participant-initiated transactions.  The interest credited to balances in this fund will reflect both current market conditions and performance of the underlying investments in this fund.  This fund invests entirely in the MetLife Group Annuity Contract 25053 which consists of separately managed investment portfolios directed by Reliance Trust Company.  This fund is a bank collective trust fund for which Reliance Trust Company serves as the trustee and investment manager.  This fund is not FDIC-insured or registered with the Securities and Exchange Commission. There are no unfunded commitments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

Transfers Between Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.  We evaluate the significance of transfers between levels based on the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  During the year ended December 31, 2016, there were no transfers between levels.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

		Fair Value Measurement Using:
December 31, 2016:	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock fund – Employer stock	$3,020,029	$3,020,029	$-	$-
Common stock fund – money market	192,485	192,485	-	-
Self-directed brokerage accounts	1,187,054	1,187,054	-	-
Mutual funds	6,551,943	6,551,943	-	-
Total investments, fair value	10,951,511	$10,951,511	$-	$-
Common collective trust funds[a]	647,344
Total investments	$11,598,855

		Fair Value Measurement Using:
December 31, 2015:	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock fund – Employer stock	$1,952,049	$1,952,049	$-	$-
Common stock fund – money market	74,528	74,528	-	-
Self-directed brokerage accounts	868,913	868,913	-	-
Money market account	34	34
Mutual funds	5,700,120	5,700,120	-	-
Total investments, fair value	8,595,644	$8,595,644	$-	$-
Common collective trust funds[a]	725,877
Total investments	$9,321,521

a In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

NOTE F – TAX STATUS

The Plan is exempt from federal income taxes under the Internal Revenue Code.  The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2014 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Accordingly, the Plan financial statements do not have a liability for unrecognized tax benefits and do not include any provision for income taxes.

EIN: 14-0553610, Plan No. 002
The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust
Attachment to Form 5500, Schedule H, Part IV, LINE 4i –
Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	LSV Value Equity	Mutual fund	**	$ 443,149
	American Funds Europacific GR R6	Mutual fund	**	219,686
	MFS Massachusetts Investors TR R5	Mutual fund	**	468,887
	Oppenheimer Global I	Mutual fund	**	306,780
	T. Rowe Price Blue Chip Growth	Mutual fund	**	919,053
	Vanguard Target Retirement 2015 Inv.	Mutual fund	**	21,073
	Vanguard Target Retirement 2025 Inv.	Mutual fund	**	663,882
	Vanguard Target Retirement 2035 Inv.	Mutual fund	**	405,973
	Vanguard Target Retirement 2045 Inv.	Mutual fund	**	102,288
	Vanguard Target Retirement 2020 Inv.	Mutual fund	**	270,388
	Vanguard Target Retirement 2060 Inv.	Mutual fund	**	23,391
	Vanguard Target Retirement 2055 Inv.	Mutual fund	**	71,181
	Vanguard Target Retirement 2050 Inv.	Mutual fund	**	85,330
	Vanguard Target Retirement 2040 Inv.	Mutual fund	**	485,635
	Vanguard Target Retirement 2030 Inv.	Mutual fund	**	485,554
	Vanguard Mid Cap Index Adm	Mutual fund	**	630,597
	Vanguard Small Cap Index Adm	Mutual fund	**	530,850
	Dodge & Cox Income	Mutual fund	**	148,165
	Vanguard Target Retirement Income Inv	Mutual fund	**	238,978
	Vanguard Inflation-Protected Secs Adm	Mutual fund	**	31,103
	Metlife Stable Value Fund – Series 25053	Common collective trust fund	**	647,344
	Federated Government Obligation Fund	Money market account	**	192,485
*	Greene County Bancorp, Inc. Common Stock	Common stock fund- Employer stock	**	3,020,029
	Self-directed brokerage accounts		**	1,187,054
*	Notes receivable from participants	4.25%-4.50%	N/A	293,055
	Total Investments			$11,891,910
	*Party-In-Interest **Historical cost has not been presented since this investment is participant-directed. The accompanying notes are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, Greene County Bancorp, Inc. has duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS AND PROFIT
SHARING PLAN AND TRUST

Date: June 23, 2017	By:	/s/ Donald E. Gibson
Donald E. Gibson
President and Chief Executive Officer,
Greene County Bancorp, Inc.